UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

3 December 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

COPPER BRIEFING AND SITE TOUR

BHP Billiton today advised that the Copper site tour will conclude on Thursday, 3 December 2015 with a tour of its Spence operations.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

bhpbilliton
Pampa Norte
Unlocking the potential of our orebodies
Kevin O’Kane
Asset President, Pampa Norte
Spence

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Pampa Norte
December 2015 2 bhpbilliton

Statement of Mineral Resources and Mineral Inventory Classifications

Mineral Resources

The information in this presentation that relates to the FY2015 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2015 BHP Billiton Annual Report of September 2015.

All reports are available to view on http://www.bhpbilliton.com.

Mineral Resources are reported by J. Cespedes (MAusIMM, employed by BHP Billiton) for both Cerro Colorado and Spence – combined as Pampa Norte.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Asset	Deposit	Ore Type	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	FY15 ROM production (Mt)	BHP Billiton interest (%)
	Copper						
Pampa Norte	Cerro Colorado	All leach ore types	79 @ 0.53% Cu	281 @ 0.58% Cu	45 @ 0.63% Cu	18	100
	Spence	All leach ore types	205 @ 0.83% Cu	108 @ 0.42% Cu	27 @ 0.24 Cu	27	
		Hypogene sulphide	514 @ 0.47% Cu, 200ppm Mo	789 @ 0.45% Cu, 130ppm Mo	996 @ 0.40% Cu, 80ppm Mo	NA	

BHP Billiton Investor Briefing, Pampa Norte
December 2015

3

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Key themes
• Pampa Norte’s safety performance is amongst the best in the industry
• Our productivity focus is delivering a step change in our cost structure
– 38% reduction in unit cost expected at Spence in FY17 to US$0.87/lb1
– 27% reduction in unit cost expected at Cerro Colorado in FY17 to US$1.91/lb1
• The Spence Recovery Optimisation (SRO) project will enable full utilisation of
~200 ktpa tankhouse capacity
• The Spence Growth Option (SGO) project has the potential to extend life of mine by >50 years at attractive returns
• The recent approval of the life extension of Cerro Colorado will enable its full potential to be realised
1. Relative to FY12. Unit cash costs based on exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.
BHP Billiton Investor Briefing, Pampa Norte
December 2015
4
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Health and safety is our first priority
Strong and sustainable safety track record
– significant reduction in TRIF1 over the last decade
We are intensifying our efforts to eliminate serious incidents
– reinforcing that safety always comes first
– improving in-field verification of material and fatal risks
– increasing the rigour of our investigations
– sharing and applying learnings more broadly
– enabling more focused field time by simplifying our work
1. Total Recordable Injury Frequency (TRIF).
2. Incidents with uncontrolled release of energy.
Safety performance
12 month rolling average TRIF1 per million hours worked
6
4
2
0
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16 YTD
Incidents with potential significant impact2
Index, July 2013=1.0 number of incidents, 3 month rolling average
1.5
1.0
0.5
0.0
FY14
FY15
FY16 YTD
BHP Billiton Investor Briefing, Pampa Norte
December 2015
5
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Growing together with our communities
Building on our successful track record of community engagement
– community investment of ~US$16 million since FY14
Extensive indigenous community consultation process conducted by Cerro Colorado during recent environmental approval extension
– successfully concluded in September 2015
– approval of all participating communities formally provides social license to operate until CY23
– opportunity agreements reached with long-term funds for development of communities
Early community engagement at Sierra Gorda and Mejillones to establish key stakeholder support ahead of SGO project
Cerro Colorado agreement
SGO community engagement
BHP Billiton Investor Briefing, Pampa Norte
December 2015
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Pampa Norte – Spence and Cerro Colorado
Pampa Norte combined the Spence and Cerro Colorado operations into a single asset in CY10
– complementary oxide and secondary sulphide leach operations
– allows sharing of best practices and critical skills
Contributed 36% of cathode production for the Copper business in FY15
Copper production capacity
– ~200 ktpa at Spence
– ~80 ktpa at Cerro Colorado
The Copper simplification process will see the Iquique office closed in FY16
– further simplifies our business and supports sharing of functional resources with other assets
Cerro Colorado N
125km
Iquique
300 km
Spence
140 km
Antofagasta
BHP Billiton Investor Briefing, Pampa Norte
December 2015
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7

Our current operations have further upside

- Spence and Cerro Colorado are comprised of open pit mines, sulphide and oxide leaching processes and SX-EW[1] plants
  - ~580 ktpd total material movement
  - 82 trucks operating at a benchmark performance of ~6,000 hours annually[1]
  - dynamic leach pads at both operations
  - total nominal capacity of 280 ktpa
  - water and power supply secured until end of life for current leaching operations
- Current reserves at Spence will support production into the next decade
  - 2.3 Bt hypogene resource can extend mining operations by >50 years
- Recently granted environmental approval extension at Cerro Colorado provides license to operate until CY23
  - potential hypogene mineralisation can also support a possible multi-decade life extension


Current operations – Heap leaching
Oxide
Supergene
Hypogene
Primary crushing
Large potential resource for multi-decade life extension
Stacking & leaching
SX & EW plant
Copper cathodes

1. Solvent extraction and electrowinning.
2. FY15 year to date as of October 2015.

BHP Billiton Investor Briefing, Pampa Norte
December 2015
8
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Resetting the cost base
Spence
Unit cost expected to decline 38% to US$0.87/lb in FY171
Focused on reducing our key cost drivers
– productivity efficiencies in fuel and power
– mechanised pad irrigation lines
– ~US$16 million reduction in contractor spend expected in FY16
We have improved people productivity by 17% since FY14
– 15% reduction in total work force to ~2,2502
– additional people productivity gains of US$156 million expected by FY203
1. Reduction relative to FY12. Unit cash costs based on exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.
2. Reduction in full-time equivalent.
3. Relative to FY15.
Substantial reduction in unit cash costs
US$/lb
1.5
1.0
0.5
FY12
FY13
FY14
FY15
FY16e
FY17e
>US$1 billion of productivity gains expected by FY203
US$ million
1,200
900
600
300
0
Key cost
102
drivers
People productivity
156
Truck performance
66
Dry area
669
throughput
Recoveries
134
Total productivity
1,127
gains
BHP Billiton Investor Briefing, Pampa Norte
December 2015
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9

Maximising throughput and recoveries
Spence
We are optimising the use of our current infrastructure and equipment
– truck utilisation expected to increase >12% to 6,300 hours annually by FY171
– dry plant throughput expected to increase 20% to 56 ktpd by FY161
– US$735 million productivity gains associated with increased truck and dry plant utilisation over the next five years1
Significant volume-led productivity gains supported by SRO project
– 17%2 improvement in sulphide ore recoveries to 82% expected by FY161
– US$134 million in benefits associated with improved recoveries over the next five years1
1. Relative to FY15.
2. Increase in sulphide ore recoveries from 70% to 82%.
Improving dry plant performance ktpd
60 55 50 45 40
FY12 FY13 FY14 FY15 FY16e FY17e
>US$1 billion of productivity gains expected by FY201
US$ million
1,200 900 600 300 0
Key cost drivers
102
People productivity
156
Truck performance
66
Dry area throughput
669
Recoveries
134
Total productivity gains
1,127
BHP Billiton Investor Briefing, Pampa Norte
December 2015 10 bhpbilliton

SRO will fully utilise tankhouse capacity

Spence Recovery Optimisation (SRO)

- SRO project expected to offset grade decline and support full utilisation of tankhouse capacity
  - acceleration of heap leach kinetics and increased utilisation of leach pads
  - will enable full utilisation of ~200 ktpa tankhouse capacity until FY19
  - supergene grades expected to average ~0.7% until resource exhausted in mid 2020s
- Currently in execution with completion expected by end of FY16
  - low-cost, capital efficient investment within our sustaining capital budget
  - coupled with parallel increase in crushing and stacking efficiency
  - bottleneck moves to the tankhouse

Fully utilising the tankhouse with SRO



Production, kt
Grade, %
250
200
150
100
50
0
1.5
1.2
0.9
0.6
0.3
0.0
FY11
FY12
FY13
FY14
FY15
FY16e
FY17e
Production from current operations
Grade

BHP Billiton Investor Briefing, Pampa Norte
December 2015

11

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SGO expected to extend mining operations by >50 years
Spence Growth Option (SGO)
Development of the 2.3 Bt hypogene resource beneath the current mine footprint
Competitive capital cost estimate of
<US$2.2 billion will support attractive returns1
– construction of a 95 ktpd concentrator with potential outsourcing of a desalination plant
Supergene leaching continues in parallel until ~FY25
– supplemented by low-grade hypogene leaching from early 2020s
Potential to deliver incremental copper capacity of ~200 ktpa in the first 10 years
Attractive copper and molybdenum grades will support solid second segment C1 cost position
The project has advanced to feasibility with final Board review expected within 18 months – potential to start production in FY20
1. Excludes desalination plant.
Spence
230 m
790 m
Supergene ore
Initial topography
Hypogene ore
Current final pit projection
SGO final pit
Spence Growth Option
Mineral resources
2.3 billion tonnes (hypogene)
Mining operations
Potential to extend >50 years
beyond FY25
10-year average grade
0.59% copper; 213 ppm
molybdenum
10-year average recovery
88% copper; 60% molybdenum
10-year average production
Additional 200 ktpa copper and
5 ktpa molybdenum
Cash cost
Second segment of C1 cost curve
BHP Billiton Investor Briefing, Pampa Norte
December 2015 12 bhpbilliton

Optimising the capital efficiency of SGO
Spence Growth Option (SGO)
We have reduced the capital estimate by
~US$500 million during pre-feasibility studies
– use of larger haul trucks in mining fleet
– staged flotation reactors reduce footprint and lower power consumption by ~50%
Further capital intensity and value optimisation being targeted
– currently assessing option to outsource the desalination water plant
– enhanced feed grades and increased plant throughput
– execution in low point of the cycle provides opportunities to further optimise investment
Evaluating complementary new technologies
– introduction of innovative low-grade hypogene leaching in CY22
SGO scope – Concentrator
Oxide Supergene Hypogene
Exhausted
Primary crushing
95 ktpd concentrator
Outsourcing
Desalination plant
Copper concentrate
BHP Billiton Investor Briefing, Pampa Norte
December 2015
13 bhpbilliton

A lean operation ready to move forward

Cerro Colorado

- Environmental permit extension supports near-term momentum and long-term optionality
- We have a clear path towards sustainable free cash flow generation at current copper prices
  - 60% reduction in sustaining capital since FY13
  - 27% reduction in unit cost expected by FY17 to US$1.91/lb[1]
  - ~80 ktpa production expected until the end of life of mine
- Additional productivity gains expected by FY20[1]
  - more efficient use of key consumables (acid, explosives, energy)
  - reduction of ~550 full-time equivalent headcount (70% achieved to date)

Maintaining production while reducing costs


kt
US$/lb
100
75
50
25
0
3.5
3.0
2.5
2.0
1.5
FY12
FY13
FY14
FY15
FY16e
FY17e
Production
Unit cash costs

>US$450 million of productivity gains expected by FY20[1]


US$ million
600
300
0
17
62
124
48
201
452
Key cost drivers
People productivity
Truck performance
Dry area throughput
Recoveries
Total productivity gains

1. Relative to FY12. Unit cash costs on a nominal basis, based on exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.

BHP Billiton Investor Briefing, Pampa Norte
December 2015
14
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Retaining attractive optionality
Cerro Colorado
Significant growth optionality through additional supergene and potential hypogene mineralisation
– potential hypogene mineralisation could extend the life of the mine beyond FY90
Considering modular, low-capital intensity development options for hypogene
– accessible with no pre-stripping as mineralisation is beneath current footprint
– potentially supported by innovative low-grade, low-cost leaching
Cerro Colorado
BHP Billiton Investor Briefing, Pampa Norte
December 2015
15 bhpbilliton

Key themes
Pampa Norte’s safety performance is amongst the best in the industry
Our productivity focus is delivering a step change in our cost structure
– 38% reduction in unit cost expected at Spence in FY17 to US$0.87/lb1
– 27% reduction in unit cost expected at Cerro Colorado in FY17 to US$1.91/lb1
The Spence Recovery Optimisation (SRO) project will enable full utilisation of ~200 ktpa tankhouse capacity
The Spence Growth Option (SGO) project has the potential to extend life of mine by >50 years at attractive returns
The recent approval of the life extension of Cerro Colorado will enable its full potential to be realised
1. Reduction relative to FY12. Unit cash costs based on exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.
BHP Billiton Investor Briefing, Pampa Norte
December 2015 16 bhpbilliton

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 3, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary